Exhibit 99.2

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Medline Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2026

Hellman & Friedman Capital Partners X (Parallel), L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

HFCP X (Parallel – A), L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Partners II, L.P.
By: Mend Partners GP, LLC, its general partner
By: Hellman & Friedman Investors X, L.P., its managing
     member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Investment Holdings I, L.P.
By: Mend Investment Holdings GP, LLC, its general partner
By: Hellman & Friedman Capital Partners X, L.P., its
     managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Hellman & Friedman Investors X, L.P.
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Partners GP, LLC
By: Hellman & Friedman Investors X, L.P., its managing
     member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Investment Holdings GP, LLC
By: Hellman & Friedman Capital Partners X, L.P., its
     managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Hellman & Friedman Capital Partners X, L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

H&F Corporate Investors X, Ltd.

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President